

# J.P. Morgan US Treasury Note Futures (G) Tracker

## Index Highlight - November 2015

**OVERVIEW**

The JPMorgan US Treasury Note Futures (G) Tracker Index (the "Index") is a proprietary J.P. Morgan strategy that seeks to replicate the returns of maintaining a long position in 10-Year U.S. Treasury notes futures contracts.



### Hypothetical and Actual Historical Performance – Oct 31, 2005 to Oct 30, 2015



— 10 Yr Futures Tracker    — US Govt 10Y Yield

### Key Features of the Index

■ Synthetic index which aims to replicate a rolling position in US 10 year Treasury Futures;

■ Notionally rolled on a quarterly basis[2], prior to the expiry of the current front month contract;

■ The futures contract is based on U.S. Treasury notes maturing between 6.5 years and 10 years from the delivery month;

■ Levels published on Bloomberg under the ticker RFJGUSBE

### Recent Index Performance

|  | Historical Return |
| --- | --- |
| Oct 2015 | -0.81% |
| Sep 2015 | 1.32% |
| Aug 2015 | 0.16% |

### Hypothetical and Historical Total Returns (%) and Volatility (%) – Oct 30, 2015

| | |
| --- | --- |
| Three Year Annualized Return[1] | 1.36% |
| Five Year Annualized Return[1] | 3.09% |
| Ten Year Annualized Return[1] | 4.53% |
| Ten Year Annualized Volatility[3] | 6.24% |
| Ten Year Sharpe Ratio[4] | 0.726 |

### Notes

1) Represents the performance of the Index based on, as applicable to the relevant measurement period, the hypothetical backtested daily Index closing levels from Aug 31, 2005 through Aug 27, 2009, and the actual historical performance of the Index based on the daily Index closing level from Aug 28, 2009 through Oct 30, 2015, as well as the performance of the US Government 10 Year Yield Index over the same period.  There is no guarantee of any future performance for these indices based on this information.  Source: Bloomberg and JPMorgan.

2) On a quarterly basis (generally, the second to last business day in February, May, August and November), J.P. Morgan Securities Ltd., or JPMSL, acting as the Index calculation agent, will rebalance the Index to take synthetic long positions in the next 10 year Treasury Futures Contract scheduled to expire immediately following the contract closest to expiration.

3) Calculated based on the annualized standard deviation for the ten year period prior to Oct 30, 2015

4) For the above analysis, the Sharpe Ratio, which is a measure of risk-adjusted performance, is computed as the ten year annualized historical return divided by the ten year annualized volatility.

## Key Risks

● our affiliate, JPMSL, is the index calculation agent and may adjust the Index in a way that affects its level. The policies and judgments for which JPMSL is responsible could have an impact, positive or negative, on the level of the Index and the value of your investment. JPMSL is under no obligation to consider your interest as an investor in financial instruments linked to the Index.

● The Index comprises notional assets only. You will not have any claim against any of the 10-year Treasury futures underlying the Index or the related Treasury securities.

● Interest Rate Risk – The level of the Index changes daily, at times significantly based upon the current market prices of the volatile 10-year Treasury futures contracts and the related Treasury notes. These market prices are influenced by a variety of factors, particularly interest rate changes, the yields on the Treasury futures/notes as compared to current market interest rates and the actual or perceived credit quality of the U.S. government.

● The Index may be subject to high levels of volatility. Futures contracts on the 10-year U.S. Treasury notes are highly leveraged and often display higher volatility and less liquidity than the 10-year U.S. Treasury Notes.

● The settlement price of 10 year Treasury Futures may not be readily available.

● The Index was established in August 2009 and therefore has a limited operating history.

● The Index may in the future be subject to an adjustment factor that could negatively affect the level of the Index.

*The risks identified above are not exhaustive. You should also review carefully the related "Risk Factors" section in the relevant product supplement and the "Selected Risk Considerations" in the relevant term sheet or pricing supplement.*

## Index Disclaimers

The Index was developed, complied, prepared and arranged by JPMorgan through the expenditure of substantial time, effort and money and constitutes valuable intellectual property and trade secrets of JPMorgan. All right, title, and interest in and to the Index is vested in JPMorgan and the Index cannot be used without JPMorgan's prior written consent. Information herein is believed to be reliable but JPMorgan does not warrant its completeness or accuracy.